221 – 2323 Quebec Street Vancouver, BC, V5T 4S7 Canada Telephone : (604) 876-7494 Facsimile : (604) 876-7432 www.intelligent-living.us

August 18, 2010

United States Security and Exchange Commission

Washington, D.C. 20549

Dear Sir/Madam:

Reference:

Intelligent Living Corp.

Comment Letter dated August 6, 2010

File No. 000-25335

In reference to the Commission’s comment letter of August 6, 2010, we are submitting herein our responses as follows:

Comment No                                                          Subject

Form 10KSB for Fiscal Year Ended May 31, 2008

1.  Certifications revised to reflect Form 10-K

Form 10K for Fiscal Year Ended May 31, 2009

2.  Item 13 revised to clarify the reported conversion of debt by Mr. T. Simons and Mr. M. Holloran.

Amendments to the referenced May 31, 2008 and 2009 annual reports have been filed on the EDGAR system. We have reviewed the amendments as they affect the subsequent 10Q filings. The audit opinions, financial statements and related notes are not affected and there are no amendments that would result in material or substantive adjustments to the subsequent 10Q filings. We therefore believe that amendments to the subsequent 10Q filings are not required. This conclusion is supported by our auditor.

We acknowledge that the Company is responsible for the adequacy and accuracy of all disclosure filings. Further, the Company acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Intelligent Living Corp.

/s/ Michael F. Holloran

Michael F. Holloran

President, CEO and

Principal Financial Office